

November 18, 2010

Mr. Michael Cooperman
Principal Financial and Accounting Officer
Tucows Inc.
96 Mowat Avenue
Toronto, Ontario, Canada M6K3M1

> **Re:** **Tucows Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 22, 2010**
> **Form 8-K filed November 12, 2010**
> **File No. 001-32600**

Dear Mr. Cooperman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Cover Page

1. According to our records, the correct file number for your Exchange Act filings, including your Form 10-K, is 001-32600 rather than 000-28284. You appear to be using the correct file number in your Forms 10-Q but the incorrect number in your Forms 10-K and 8-K. Please confirm that you will use the correct file number in your future Exchange Act filings.

Item 1. Business

OpenSRS Reseller Services, page 3

2.   We note that you have filed agreements with ICANN and VeriSign as exhibits. Please
        tell us what consideration you have given to providing a brief description of the material
        terms of these agreements in your Form 10-K, such as the term of each agreement and the
        fee structures. Also, we note that Section 1.4 of your Registrar Accreditation Agreement
        with ICANN indicates that the agreement expired on June 24, 2010. Please tell us the
        current status of your contractual arrangements with ICANN.

YummyNames Domain Portfolio, page 4

3.   We note references in your earnings conference call for the fourth quarter ended
        December 31, 2009 ("the Q4 2009 earnings call") to distribution agreements with Name
        Media and Sedo, as well as a relationship with Oversee, a leading auction house that you
        indicate should help grow sales of your Gems domain names. In your response letter,
        please provide a brief description of your relationships with these companies and tell us
        what consideration you have given to discussing these relationships in your Form 10-K.
        Also, please provide us with your analysis as to whether you are substantially dependent
        upon your agreements with these companies. Refer to Item 601(b)(10)(ii)(B) of
        Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Overview, page 32

4.   We note discussion in the Q4 2009 earnings call of a traffic metric used to evaluate the
        performance of butterscotch.com. However, in your Management's Discussion, you do
        not appear to provide a discussion of this or other key metrics that your management uses
        in assessing your performance and that would be material to investors. Please tell us
        what consideration you have given to expanding the executive overview section of your
        Management's Discussion to include a discussion of key metrics that give investors a
        better view of how your business is performing. Please see Section III.A of SEC Release
        No. 33-8350 for further guidance.

5.   Consider supplementing your overview to provide insight into material opportunities,
        challenges and risks, such as those presented by known material trends and uncertainties,
        on which your executives are most focused for both the short and long term. For
        example, you discuss in a risk factor on page 9 that you face significant competition from
        other existing registrars and the continued introduction of new registrars in the domain
        registration industry, which may force you to lower your prices and may make it difficult

for you to maintain your current market share. Please tell us what thought you have given to discussing this as a material risk facing the company in your executive overview as well as the actions that you are taking to address this challenge. Please refer to Section III.A of SEC Release No. 33-8350 for further guidance.

Critical Accounting Policies

Valuation of Intangible Assets, Goodwill and Long-lived Assets, page 37

6.   We note on page F-9 that goodwill impairment charges were not required during 2007 through 2009. To the extent that your reporting units have an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose in future filings:
   - The percentage by which fair value exceeded carrying value as of the most recent step-one test;
   - The amount of goodwill allocated to each reporting unit;
   - A description of the methods and key assumptions used and how the key assumptions were determined;
   - A discussion of the degree of uncertainty associated with the key assumptions; and
   - A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

   Alternatively, if your reporting units are not at risk of failing step-one please disclose this in future filings.

Item 8. Financial Statements and Supplementary Data

Note 2 – Significant Accounting Policies

(e) Goodwill and Intangible Assets, page F-9

7.   We note that the first step of your impairment test is based upon a market approach that utilizes the value of your common stock to estimate fair value. We further note on page F-18 that you test goodwill impairment on a reporting unit basis and the table you provide appears to indicate that you have four reporting units. Given that it appears that you have four reporting units, please describe in further detail how the value of your common stock is used to determine the fair value of each reporting unit when performing step one of your goodwill impairment test. Refer to any authoritative guidance you relied upon when determining your accounting.

Item 9A(T). Controls and Procedures

Disclosure Controls and Procedures, page 62

8.   While we note that your management concluded that disclosure controls and procedures
        as of the end of the period covered by this report are "functioning effectively," this
        effectiveness conclusion is stated in terms that do not conform with the language set forth
        in Exchange Act Rule 13a-15(b). In your response letter, please tell us whether your
        management concluded that your disclosure controls and procedures were effective as of
        the end of the period covered by the report. Further, in your future filings, please clarify,
        if true, that your officers concluded that your disclosure controls and procedures are
        effective. Similar concerns apply to your subsequent Forms 10-Q.

Item 10. Directors, Executive Officers and Corporate Governance, page 63

9.   In your future filings, please provide a full five year description of all positions held by
        your officers and directors, with no gaps or ambiguities with regard to time. See Item
        401(e) of Regulation S-K. For example, please specify the dates for which Mr. Gissin
        has served as CEO of BCID Ltd. and the dates that Mr. Ito has served as CEO of Creative
        Commons.

Governance Principals, page 66

10.   We note that you have included disclosure regarding your board of director's leadership
        structure and role in risk oversight in this section, and that you address your consideration
        of diversity in recommending nominees for directors on page 68. It does not appear,
        however, that you have provided similar disclosure in your definitive proxy statement
        filed on August 9, 2010. Please note that the disclosure required by paragraphs (c)(2)(vi)
        and (h) of Item 407 of Regulation S-K must be included in your proxy statement. Refer
        to Item 7 of Schedule 14A. Please confirm that you will provide such disclosure, as
        applicable, in your future proxy statements.

Form 8-K Filed November 12, 2010

11.   We note your disclosure of "Cost of Revenue before Network Costs." This appears to be
        a non-GAAP measure. Please tell us how you considered the disclosures required by
        Regulation G.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Michael Cooperman
Tucows Inc.
November 18, 2010
Page 5

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John, Staff Accountant, at (202) 551- 3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551- 3456 or me at (202) 551-3406 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief